This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes. In the event of any inconsistency between the information presented herein and any such term sheet, such term sheet shall govern. The information contained in this document is for informational purposes only.

# JPMorgan Quarterly Review Notes Linked to Palladium due May 22, 2014

The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the four Review Dates, the Commodity Price of Palladium is at or above the Commodity Strike Price. If the notes are not automatically called, investors will lose at least 20% of their principal if the Ending Commodity Price is less than the Commodity Strike Price by more than the Contingent Buffer Percentage of 20%. Investors should be willing to accept this risk of loss and be willing to forgo interest payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

## Trade Details/Characteristics

| | |
|---|---|
| **Commodity Price** | The official afternoon Palladium fixing per troy ounce gross of Palladium for delivery in Zurich through a member of the London Platinum and Palladium Market (the "LPPM") authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM (Bloomberg ticker PLDMLNPM) |
| **Currency** | USD |
| **Automatic Call** | If the Commodity Price is greater than or equal to the Commodity Strike Price on any Review Date |
| **Payment if Called:** | $1,000 plus the call premium amount calculated as follows:<br>At least 3.5625% x $1,000 if called on the first Review Date<br>At least 7.125% x $1,000 if called on the second Review Date<br>At least 10.6875% x $1,000 if called on the third Review Date<br>At least 14.25% x $1,000 if called on the final Review Date<br>(to be determined on the pricing date) |
| **Contingent Buffer Amount** | 20% |
| **Review Dates** | August 12, 2013; November 12, 2013; February 12, 2014; and May 19, 2014 |
| **Maturity Date** | May 22, 2014 |
| **Commodity Return** | (Ending Commodity Price - Commodity Strike Price) / Commodity Strike Price |
| **Commodity Strike Price** | A price to be determined on the pricing date in the sole discretion of the calculation agent. **The Commodity Strike Price may or may not be the Commodity Price on the pricing date.** |
| **Ending Commodity Price** | The Commodity Price on the final Review Date |
| **Settlement** | Cash |
| **Payment At Maturity:** | *If the notes are not automatically called and the Ending Commodity Price is equal to or less than the Commodity Strike Price by up to the Contingent Buffer Amount:* $1,000<br>*If the notes are not automatically called and the Ending Commodity Price is less than the Commodity Strike Price by more than the Contingent Buffer Amount:* $1,000 + ($1,000 x Commodity Return)<br>Your investment may result in a loss of all of your principal at maturity. |
| **Preliminary Term Sheet:** | http://www.sec.gov/Archives/edgar/data/19617/000089109213004262/e53577fwp.htm |

## Hypothetical Return for Quarterly Review Notes (assuming $1,000 initial investment)



First Review Date
If Commodity Price is greater than or equal to the Commodity Strike Price, the note is called and the investor receives full repayment of initial investment and the call premium
Second Review Date
If the Commodity Price is greater than or equal to the Commodity Strike Price, the note is called and the investor receives full repayment of initial investment and the call
Third Review Date
If the Commodity Price is greater than or equal to the Commodity Strike Price, the note is called and the investor receives full repayment of initial investment and the call premium
Final Review Date
If the Commodity Price is greater than or equal to the Commodity Strike Price, the note is called and the investor receives full repayment of initial investment and the call premium
3.5625%
7.125%
10.6875%
14.25%
Call Premium
0% Commodity Return
If Commodity Price is less than the Commodity Strike Price, go to next Review Date
If Commodity Price is less than the Commodity Strike Price, go to next Review Date
If Commodity Price is less than the Commodity Strike Price, go to next Review Date
If the Ending Commodity Price is less than the Commodity Strike Price by up to the Contingent Buffer Amount, the investor receives full repayment of initial investment.
-20%
If the Ending Commodity Price is less than the Commodity Strike Price by more than the Contingent Buffer Amount, the investor will lose 1% principal amount for every 1% that the Ending Commodity Price is less than the Commodity Strike Price.

## Selected Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss of some or all of your initial investment.
- Your maximum potential gain on the notes is limited to the call premium on the relevant Review Date.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.The value of the notes prior to maturity are subject to changes in the market's view of JPMorgan Chase & Co.'s creditworthiness.
- The benefit provided by the Contingent Buffer Amount may terminate on the final review date.
- Investments related to the price of Palladium may be more volatile than traditional securities investments.
- Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.
- There may be certain additional risks relating to the Commodity Price being determined by the LPPM.
- JPMS' estimated value does not represent future values and may differ from others' estimates.
- The value of the notes which may be reflected in customer account statements may be higher than JPMS' then-current estimated value for a limited time period.
- Lack of liquidity: JPMS, acting as agent for JPMorgan Chase & Co., intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: JPMorgan plays a variety of roles in connection with the issuance of notes, including acting as calculation agent, hedging our obligations under the notes and making the assumptions to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of JPMorgan could result in substantial returns for JPMorgan while the value of the notes declines.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

| Commodity Price at Review Date | Commodity Return at Review Date | Total Return at First Call Settlement | Total Return at Second Call Settlement | Total Return at Third Call Settlement | Total Return at Maturity |
|---|---|---|---|---|---|
| 1,190.00 | 70.00% | 3.5625% | 7.125% | 10.6875% | 14.25% |
| 1,120.00 | 60.00% | 3.5625% | 7.125% | 10.6875% | 14.25% |
| 1,050.00 | 50.00% | 3.5625% | 7.125% | 10.6875% | 14.25% |
| 980.00 | 40.00% | 3.5625% | 7.125% | 10.6875% | 14.25% |
| 910.00 | 30.00% | 3.5625% | 7.125% | 10.6875% | 14.25% |
| 840.00 | 20.00% | 3.5625% | 7.125% | 10.6875% | 14.25% |
| 770.00 | 10.00% | 3.5625% | 7.125% | 10.6875% | 14.25% |
| 700.00 | 0.00% | 3.5625% | 7.125% | 10.6875% | 14.25% |
| 665.00 | -5.00% | N/A | N/A | N/A | 0.00% |
| 630.00 | -10.00% | N/A | N/A | N/A | 0.00% |
| 595.00 | -15.00% | N/A | N/A | N/A | 0.00% |
| 560.00 | -20.00% | N/A | N/A | N/A | 0.00% |
| 559.93 | -20.01% | N/A | N/A | N/A | -20.01% |
| 490.00 | -30.00% | N/A | N/A | N/A | -30.00% |
| 350.00 | -50.00% | N/A | N/A | N/A | -50.00% |
| 0.00 | -100.00% | N/A | N/A | N/A | -100.00% |

Each hypothetical return set forth above assumes a Commodity Strike Price of $700 a call premium of 14.25% per annum, and reflects the Contingent Buffer Amount of 20.00%. The actual call premium will be determined on the pricing date and will not be less than 14.25% per annum.

**SEC Legend:** JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.

**IRS Circular 230 Disclosure:** JPMorgan Chase & Co. and its affiliates ("JPMorgan") do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC ("JPMS") is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No: 333-177923
Dated: May 7, 2013

J.P.Morgan